Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

NON-EXECUTIVE DIRECTORS ACQUISITION OF ORDINARY SHARES

Jersey, Channel Islands, 21 May 2018 – In accordance with Article 19 of the EU Market Abuse Regulation, Randgold Resources notifies that:

(i)	Safiatou Ba-N’Daw, a non-executive director of the Company, purchased 117 ordinary shares of the Company on 18 May 2018, at a price of £57.57 per share; and
(ii)	Jeanine Mabunda Lioko, a non-executive director of the Company, purchased 178 ordinary shares of the Company on 18 May 2018, at a price of £57.57 per share.

The above shares were acquired by Mrs Ba-N’Daw and Mrs Mabunda Lioko pursuant to the Company’s dividend reinvestment scheme for directors and senior employees.

Safiatou Ba-N’Daw’s shareholding in the Company is now 6,159 Shares or 0.01% of the current issued share capital of the Company and Jeanine Mabunda Lioko’s shareholding in the Company is now 8,635 Shares or 0.01% of the current issued share capital of the Company.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them:

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Safiatou F Ba-N’Daw
2.	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary share of US$0.05 in Randgold Resources Limited ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Acquisition of shares pursuant to the Company’s dividend reinvestment scheme

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£57.57	117

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	18 May 2018
f)	Place of the transaction	London Stock Exchange

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Jeanine Mabunda Lioko
2.	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary share of US$0.05 in Randgold Resources Limited ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Acquisition of shares pursuant to the Company’s dividend reinvestment scheme

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£57.57	178

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	18 May 2018
f)	Place of the transaction	London Stock Exchange